Exhibit 99.1

BMO Financial Group Reports Second Quarter 2025 Results

EARNINGS RELEASE

BMO’s Second Quarter 2025 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2025, is available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights

Second Quarter 2025 compared with Second Quarter 2024:

•	Reported net income[1] of $1,962 million, compared with $1,866 million; adjusted net income[1] of $2,046 million, compared with $2,033 million

•	Reported earnings per share (EPS)[2] of $2.50, compared with $2.36; adjusted EPS[1,2] of $2.62, compared with $2.59

•	Provision for credit losses (PCL) of $1,054 million, compared with $705 million

•	Reported return on equity (ROE) of 9.4%, compared with 9.9%; adjusted ROE[1] of 9.8%, compared with 10.9%

•	Common Equity Tier 1 (CET1) Ratio[3] of 13.5%, compared with 13.1%

•	Declared a quarterly dividend of $1.63 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 3% from the prior quarter

Year-to-Date 2025 compared with Year-to-Date 2024:

•	Reported net income[1] of $4,100 million, compared with $3,158 million; adjusted net income[1] of $4,335 million, compared with $3,926 million

•	Reported EPS[2] of $5.34, compared with $4.08; adjusted EPS[1,2] of $5.66, compared with $5.14

•	PCL of $2,065 million, compared with $1,332 million

•	Reported ROE of 10.0%, compared with 8.5%; adjusted ROE[1] of 10.6%, compared with 10.7%

Toronto, May 28, 2025 – BMO Financial Group (TSX:BMO) (NYSE:BMO) today announced financial results for the second quarter ended April 30, 2025. Reported net income was $1,962 million and reported EPS was $2.50, an increase from $1,866 million and $2.36 in the prior year. Adjusted net income was $2,046 million and adjusted EPS was $2.62, an increase from $2,033 million and $2.59 in the prior year.

“This quarter, we delivered strong revenue and pre-provision, pre-tax earnings growth across each operating group and ongoing positive operating leverage. Impaired credit provisions moderated again this quarter as expected, while we bolstered performing allowances. We’re executing against our plan to rebuild return on equity, including actions to optimize our balance sheet and invest for growth,” said Darryl White, Chief Executive Officer, BMO Financial Group.

”We’re supporting our clients through the current environment from a position of strength. Our robust capital position enables us to return capital to shareholders through buybacks and higher dividends, and provides resilience for a range of economic outcomes as we help our clients and the communities we serve make real financial progress,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2025 dividend of $1.63 per common share, an increase of $0.08 or 5% from the prior year, and an increase of $0.04 or 3% from the prior quarter. The quarterly dividend of $1.63 per common share is equivalent to an annual dividend of $6.52 per common share. During the quarter, we purchased for cancellation 7 million common shares under the normal course issuer bid.

Caution

The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.

(2)	All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)	The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.

BMO Financial Group Second Quarter 2025 Earnings Release 1

Second Quarter 2025 Performance Review

Adjusted results and ratios in this section are on a non-GAAP basis. Refer to the Non-GAAP and Other Financial Measures section for further information on adjusting items. The order in which the impact on net income is discussed in this section follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

Canadian P&C

Reported net income was $782 million, a decrease of $90 million or 10% from the prior year, and adjusted net income was $786 million, a decrease of $91 million or 10%. Results reflected a 6% increase in revenue due to higher net interest income, driven by balance growth and higher net interest margin, more than offset by higher expenses and a higher provision for credit losses.

U.S. P&C

Reported net income was $546 million, an increase of $3 million from the prior year, and adjusted net income was $618 million, an increase of $6 million or 1%, due to the impact of the stronger U.S. dollar.

On a U.S. dollar basis, reported net income was $383 million, a decrease of $15 million or 4% from the prior year, and adjusted net income, which excludes amortization of acquisition-related intangible assets, was $433 million, a decrease of $16 million or 4%. Results reflected a 2% increase in revenue, with higher net interest income partially offset by lower non-interest revenue due to a loss of $35 million (C$51 million) on the strategic sale of a non-relationship U.S. credit card portfolio related to balance sheet optimization, stable expenses, and a higher provision for credit losses.

BMO Wealth Management

Reported net income was $361 million and adjusted net income was $363 million, both increasing $41 million or 13% from the prior year. Wealth and Asset Management reported net income was $302 million, an increase of $50 million or 20%, reflecting higher revenue due to the impact of stronger global markets and net sales, as well as higher net interest income. Insurance net income was $59 million, a decrease of $9 million or 13% from the prior year, primarily due to unfavourable market movements in the current quarter.

BMO Capital Markets

Reported net income was $431 million, a decrease of $28 million or 6% from the prior year, and adjusted net income was $434 million, a decrease of $32 million or 7%. Results reflected strong revenue performance in Global Markets, more than offset by higher expenses and a higher provision for credit losses.

Corporate Services

Reported net loss was $158 million, compared with reported net loss of $328 million in the prior year, and adjusted net loss was $155 million, compared with adjusted net loss of $244 million. The lower reported net loss was primarily due to the impact of a higher FDIC special assessment and acquisition and integration costs in the prior year. Adjusted net loss was lower, primarily due to higher revenue, reflecting the impact of treasury-related activities.

Credit Quality

Total provision for credit losses was $1,054 million, compared with a provision of $705 million in the prior year. The provision for credit losses on impaired loans was $765 million, an increase of $107 million, primarily due to higher provisions in Canadian Commercial Banking and Canadian unsecured consumer lending, partially offset by lower provisions in U.S. Commercial Banking and BMO Capital Markets. There was a $289 million provision for credit losses on performing loans, compared with a $47 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was largely driven by changes in the macro-economic outlook and portfolio credit migration, partially offset by lower balances in certain portfolios.

Refer to the Critical Accounting Estimates and Judgments section of BMO’s 2024 Annual Report and Note 4 of the audited annual consolidated financial statements for further information on the allowance for credit losses as at October 31, 2024.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.5% as at April 30, 2025, a decrease from 13.6% as at January 31, 2025, as internal capital generation was more than offset by the impact of the repurchase of common shares for cancellation under BMO’s normal course issuer bid and higher source currency risk-weighted assets (RWA).

2 BMO Financial Group Second Quarter 2025 Earnings Release

Non-GAAP and Other Financial Measures

Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board. References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non-GAAP basis, as described below. We believe that these non-GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.

Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Certain information contained in BMO’s Second Quarter 2025 Management’s Discussion and Analysis dated May 27, 2025 for the period ended April 30, 2025, is incorporated by reference into this document. For further details on the composition of our supplementary financial measures, refer to the Glossary of Financial Terms section of BMO’s Second Quarter 2025 Report to Shareholders, which is available online at www.bmo.com/investorrelations and at www.sedarplus.ca.

Adjusted measures and ratios

Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest expense, provision for credit losses and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non-GAAP. Presenting results on both a reported basis and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing business performance. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Tangible common equity and return on tangible common equity

Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful because it measures the performance of businesses consistently, whether they were acquired or developed organically.

Adjusting Items

Adjusted results in the current quarter and prior periods excluded the following items:

•

Amortization of acquisition-related intangible assets and any impairments of $81 million ($109 million pre-tax) in Q2-2025, recorded in non-interest expense in the related operating group. Prior periods included $79 million ($106 million pre-tax) in Q1-2025, $79 million ($107 million pre-tax) in Q2-2024, and $84 million ($112 million pre-tax) in Q1-2024.

•

A reversal of acquisition and integration costs of $1 million ($2 million pre-tax) related to the acquisition of Bank of the West in Q2-2025, recorded in non-interest expense in Corporate Services. Prior periods included acquisition and integration costs of $7 million ($10 million pre-tax) in Q1-2025, $26 million ($36 million pre-tax) in Q2-2024, and $57 million ($76 million pre-tax) in Q1-2024, recorded in non-interest expense in the related operating group.

•

Impact of a U.S. Federal Deposit Insurance Corporation (FDIC) special assessment expense of $4 million ($5 million pre-tax) in Q2-2025, recorded in non-interest expense in Corporate Services. Prior periods included a $5 million ($7 million pre-tax) partial reversal of non-interest expense in Q1-2025, a $50 million ($67 million pre-tax) expense in Q2-2024 and a $313 million ($417 million pre-tax) expense in Q1-2024.

•

The impact of a lawsuit associated with a predecessor bank, M&I Marshall and Ilsley Bank, recorded in Corporate Services in the prior year. Prior periods included $12 million ($15 million pre-tax) in Q2-2024 and $11 million ($15 million pre-tax) in Q1-2024, both comprising interest expense of $14 million and non-interest expense of $1 million. For further information, refer to the Provisions and Contingent Liabilities section in Note 25 of the audited annual consolidated financial statements of BMO’s 2024 Annual Report.

•	Impact of aligning accounting policies for employee vacation across legal entities of $70 million ($96 million pre-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

•

Net accounting loss of $136 million ($164 million pre-tax) on the sale of a portfolio of recreational vehicle loans related to balance sheet optimization in Q1-2024, recorded in non-interest revenue in Corporate Services.

Adjusting items in aggregate decreased net income by $84 million in the current quarter, compared with a decrease of $167 million in the prior year and a decrease of $151 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $235 million in the current year, compared with a decrease of $768 million in the prior year.

BMO Financial Group Second Quarter 2025 Earnings Release 3

Non-GAAP and Other Financial Measures (1)

TABLE 1
(Canadian $ in millions, except as noted)	Q2-2025	Q1-2025	Q2-2024	YTD-2025	YTD-2024

Reported Results

Net interest income	5,097	5,398	4,515	10,495	9,236
Non-interest revenue	3,582	3,868	3,459	7,450	6,410
Revenue	8,679	9,266	7,974	17,945	15,646
Provision for credit losses	(1,054)	(1,011)	(705)	(2,065)	(1,332)
Non-interest expense	(5,019)	(5,427)	(4,844)	(10,446)	(10,233)
Income before income taxes	2,606	2,828	2,425	5,434	4,081
Provision for income taxes	(644)	(690)	(559)	(1,334)	(923)
Net income	1,962	2,138	1,866	4,100	3,158
Dividends on preferred shares and distributions on other equity instruments	142	65	143	207	183
Net income attributable to non-controlling interest in subsidiaries	2	4	4	6	6
Net income available to common shareholders	1,818	2,069	1,719	3,887	2,969
Diluted EPS ($)	2.50	2.83	2.36	5.34	4.08

Adjusting Items Impacting Revenue (Pre-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	-	(14)	-	(28)
Impact of loan portfolio sale	-	-	-	-	(164)
Impact of adjusting items on revenue (pre-tax)	-	-	(14)	-	(192)

Adjusting Items Impacting Non-Interest Expense (Pre-tax)

Acquisition and integration costs/reversal	2	(10)	(36)	(8)	(112)
Amortization of acquisition-related intangible assets	(109)	(106)	(107)	(215)	(219)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(1)	-	(2)
FDIC special assessment	(5)	7	(67)	2	(484)
Impact of alignment of accounting policies	-	(96)	-	(96)	-
Impact of adjusting items on non-interest expense (pre-tax)	(112)	(205)	(211)	(317)	(817)
Impact of adjusting items on reported net income (pre-tax)	(112)	(205)	(225)	(317)	(1,009)

Adjusting Items Impacting Revenue (After-tax)

Legal provision/reversal (including related interest expense and legal fees)	-	-	(11)	-	(21)
Impact of loan portfolio sale	-	-	-	-	(136)
Impact of adjusting items on revenue (after-tax)	-	-	(11)	-	(157)

Adjusting Items Impacting Non-Interest Expense (After-tax)

Acquisition and integration costs/reversal	1	(7)	(26)	(6)	(83)
Amortization of acquisition-related intangible assets	(81)	(79)	(79)	(160)	(163)
Legal provision/reversal (including related interest expense and legal fees)	-	-	(1)	-	(2)
FDIC special assessment	(4)	5	(50)	1	(363)
Impact of alignment of accounting policies	-	(70)	-	(70)	-
Impact of adjusting items on non-interest expense (after-tax)	(84)	(151)	(156)	(235)	(611)
Impact of adjusting items on reported net income (after-tax)	(84)	(151)	(167)	(235)	(768)
Impact on diluted EPS ($)	(0.12)	(0.21)	(0.23)	(0.32)	(1.06)

Adjusted Results

Net interest income	5,097	5,398	4,529	10,495	9,264
Non-interest revenue	3,582	3,868	3,459	7,450	6,574
Revenue	8,679	9,266	7,988	17,945	15,838
Provision for credit losses	(1,054)	(1,011)	(705)	(2,065)	(1,332)
Non-interest expense	(4,907)	(5,222)	(4,633)	(10,129)	(9,416)
Income before income taxes	2,718	3,033	2,650	5,751	5,090
Provision for income taxes	(672)	(744)	(617)	(1,416)	(1,164)
Net income	2,046	2,289	2,033	4,335	3,926
Net income available to common shareholders	1,902	2,220	1,886	4,122	3,737
Diluted EPS ($)	2.62	3.04	2.59	5.66	5.14

(1)

Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.

4 BMO Financial Group Second Quarter 2025 Earnings Release

Summary of Reported and Adjusted Results by Operating Segment

TABLE 2
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank	U.S. Segment (1) (US$ in millions)

Q2-2025

Reported net income (loss)	782	546	1,328	361	431	(158)	1,962	515
Dividends on preferred shares and distributions on other equity instruments	11	14	25	3	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	-	5	5	-	-	(3)	2	-
Net income (loss) available to common shareholders	771	527	1,298	358	421	(259)	1,818	512
Acquisition and integration costs/reversal (2)	-	-	-	-	-	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	72	76	2	3	-	81	54
Impact of FDIC special assessment	-	-	-	-	-	4	4	3
Adjusted net income (loss) (3)	786	618	1,404	363	434	(155)	2,046	571
Adjusted net income (loss) available to common shareholders (3)	775	599	1,374	360	424	(256)	1,902	568

Q1-2025

Reported net income (loss)	894	580	1,474	369	587	(292)	2,138	639
Dividends on preferred shares and distributions on other equity instruments	12	15	27	2	10	26	65	3
Net income attributable to non-controlling interest in subsidiaries	-	-	-	-	-	4	4	1
Net income (loss) available to common shareholders	882	565	1,447	367	577	(322)	2,069	635
Acquisition and integration costs (2)	-	-	-	-	-	7	7	5
Amortization of acquisition-related intangible assets	3	70	73	2	4	-	79	52
Impact of FDIC special assessment	-	-	-	-	-	(5)	(5)	(4)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	897	650	1,547	371	591	(220)	2,289	717
Adjusted net income (loss) available to common shareholders (3)	885	635	1,520	369	581	(250)	2,220	713

Q2-2024

Reported net income (loss)	872	543	1,415	320	459	(328)	1,866	559
Dividends on preferred shares and distributions on other equity instruments	11	13	24	2	9	108	143	5
Net income attributable to non-controlling interest in subsidiaries	-	4	4	-	-	-	4	4
Net income (loss) available to common shareholders	861	526	1,387	318	450	(436)	1,719	550
Acquisition and integration costs (2)	2	-	2	-	2	22	26	17
Amortization of acquisition-related intangible assets	3	69	72	2	5	-	79	54
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	12	12	9
Impact of FDIC special assessment	-	-	-	-	-	50	50	37
Adjusted net income (loss) (3)	877	612	1,489	322	466	(244)	2,033	676
Adjusted net income (loss) available to common shareholders (3)	866	595	1,461	320	457	(352)	1,886	667

YTD-2025

Reported net income (loss)	1,676	1,126	2,802	730	1,018	(450)	4,100	1,154
Dividends on preferred shares and distributions on other equity instruments	23	29	52	5	20	130	207	6
Net income attributable to non-controlling interest in subsidiaries	-	5	5	-	-	1	6	4
Net income (loss) available to common shareholders	1,653	1,092	2,745	725	998	(581)	3,887	1,144
Acquisition and integration costs (2)	-	-	-	-	-	6	6	4
Amortization of acquisition-related intangible assets	7	142	149	4	7	-	160	106
Impact of FDIC special assessment	-	-	-	-	-	(1)	(1)	(1)
Impact of alignment of accounting policies	-	-	-	-	-	70	70	25
Adjusted net income (loss) (3)	1,683	1,268	2,951	734	1,025	(375)	4,335	1,288
Adjusted net income (loss) available to common shareholders (3)	1,660	1,234	2,894	729	1,005	(506)	4,122	1,278

YTD-2024

Reported net income (loss)	1,793	1,103	2,896	560	852	(1,150)	3,158	743
Dividends on preferred shares and distributions on other equity instruments	21	26	47	4	18	114	183	10
Net income attributable to non-controlling interest in subsidiaries	-	4	4	-	-	2	6	5
Net income (loss) available to common shareholders	1,772	1,073	2,845	556	834	(1,266)	2,969	728
Acquisition and integration costs (2)	3	-	3	-	12	68	83	56
Amortization of acquisition-related intangible assets	6	144	150	3	10	-	163	113
Legal provision/reversal (including related interest expense and legal fees)	-	-	-	-	-	23	23	17
Impact of loan portfolio sale	-	-	-	-	-	136	136	102
Impact of FDIC special assessment	-	-	-	-	-	363	363	268
Adjusted net income (loss) (3)	1,802	1,247	3,049	563	874	(560)	3,926	1,299
Adjusted net income (loss) available to common shareholders (3)	1,781	1,217	2,998	559	856	(676)	3,737	1,284

(1)	U.S. segment comprises reported and adjusted results recorded in U.S. P&C and our U.S. operations in BMO Wealth Management, BMO Capital Markets and Corporate Services.
(2)

Acquisition and integration costs are recorded in non-interest expense in the related operating groups. Expenses related to the acquisition of Bank of the West were recorded in Corporate Services; expenses related to the acquisition of Clearpool and Radicle were recorded in BMO Capital Markets; and expenses related to the acquisition of AIR MILES were recorded in Canadian P&C.

(3)	Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.

Caution

This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter 2025 Earnings Release 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2025 and beyond; our strategies or future actions; our targets and commitments (including with respect to net zero emissions); expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, the appeal of favourable outcomes and our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans, complete proposed acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational non-financial, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section of BMO’s 2024 Annual Report, and the Risk Management section in our Second Quarter 2025 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2024 Annual Report, as updated in the Economic Developments and Outlook section in our Second Quarter 2025 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2024 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2025 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

6 BMO Financial Group Second Quarter 2025 Earnings Release

Investor and Media Information

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2024 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 28, 2025, at 8:00 a.m. (ET). The call may be accessed by telephone at 416-340-2217 (from within Toronto) or 1-800-806-5484 (toll-free outside Toronto), entering Passcode: 9768240#. A replay of the conference call can be accessed until June 25, 2025, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9180754#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contact

Jeff Roman, Director, Enterprise Media Relations, jeff.roman@bmo.com, 416-867-3996

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)

Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank’s DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 9th Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 37th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2024 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2024 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter 2025 Earnings Release 7